Mitsubishi Corporation
3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN
Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

September 18, 2007
Our ref. No. PI 156

The U.S. Securities and Exchange Commi[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

<u>Re:Mitsubishi Corporation - File No. 82-3784</u>

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice of Decision by RYOSHOKU to Dissolve and Liquidate a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on September 18, 2007

Notice of Decision by RYOSHOKU to Dissolve and Liquidate a Subsidiary

Mitsubishi Corporation subsidiary RYOSHOKU LIMITED has announced its decision to dissolve and liquidate a subsidiary, Shikoku Chugoku Cary co.

1. Overview of Company to Be Dissolved

Name: Shikoku Chugoku Cary Co.
Address: 43-3, Higashi Okinosu 2-chome, Tokushima, Tokushima Prefecture
Representative: Eiji Ichinose, President and Representative Director
Business: Type 1 transportation operations
Established: April 23, 2004
Capital: 10 million yen
Shareholder: Cary co. (100%)*
Note: A 90%-owned subsidiary of RYOSHOKU, which is 50.02% owned by Mitsubishi Corporation
Fiscal year-end: March

2. Reason for Dissolution and Liquidation

Shikoku Chugoku Cary was responsible for conducting logistics operations in the Shikoku and Chugoku areas of Japan. However, due to integration of this company into Shin-Nihon Cary co., a wholly owned subsidiary of Cary co., Shikoku Chugoku Cary will be dissolved on October 10, 2007 and begin liquidation proceedings.

3. Schedule

Completion of liquidation: mid-December 2007 (planned)

The dissolution and liquidation of Shikoku Chugoku Cary will have only a negligible effect on Mitsubishi Corporation's non-consolidated and consolidated (U.S. GAAP) operating results.

[Reference] Overview of Shin-Nihon Cary co.

Name: Shin-Nihon Cary co.
Address: 2-9, Nishi-Tsukiguma 1-chome, Hakata-ku, Fukuoka, Fukuoka Prefecture
Representative: Yoshitaka Nakadake, President and Representative Director

Business: Trucking freight
Established: April 19, 1973
Capital: 20 million yen
Shareholder: Cary co. (100%)*
Note: A 90%-owned subsidiary of RYOSHOKU, which is 50.02% owned by Mitsubishi Corporation
Fiscal year-end: June

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